SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of January, 2004

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, México

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On January 21, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Articles of Incorporation of the Company, as amended in a General Extraordinary Shareholders Meeting held on January 14th, 2004. This information was sent to the Bolsa Mexicana de Valores on January 21st, 2004. A copy of this information is attached to this report as Exhibit A.

On January 21, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Bylaws of the Company, as amended in a General Extraordinary Shareholders Meeting held on January 14th, 2004. This information was sent to the Bolsa Mexicana de Valores on January 21st, 2004. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

Jesus A. Olivas

Jesus A. Olivas

 Chief Financial Officer

Date: January 21st, 2004.

EXHIBIT A

ARTICLES OF INCORPORATION

FIRST. - The name of the Corporation will be "INTERNACIONAL DE CERAMICA", whose name shall be followed by the words "SOCIED ANONIMA DE CAPITAL VARIABLE", or their abbreviation thereof, "S.A. DE C.V."

SECOND. - The Purpose of the Corporation shall be:

1.- The manufacture, purchase and sale of all types of tiles and stone for all types of construction; tiles and generally, all types of products that are manufactured with clay or its derivatives; 2.- The manufacture, tooling and maintenance of parts for the industry; 3.- The acquisition through any legal means of the necessary assets for the establishment of plants, factories, storage facilities and warehouses; 4.- The acquisition of all necessary real estate and easements to ensure the supply of raw materials; 5.- The acquisition, either through purchase or lease, or the leasing of all types of assets, machinery, equipment and vehicles, whether owned by the Corporation or by third parties, for the purpose of manufacturing and transporting the products mentioned in this article; 6.- The acquisition through any legal means of real estate and homes, as well as the construction of these; 7.- To enter into mortgages, issue debts and obligations of all types and to obtain all types of available financing in order to fulfill the Corporation objectives. 8.- To enter into distribution, commission and commercial contracts; 9.- To promote, organize, finance and administer all classes of companies and commercial or civil companies with or without capital participation in those companies; 10.- The acquisition of interests, shares or coupons in other Corporations; 11.- To provide technical economic consulting to professionals, builders, construction companies and companies in general; 12.- To provide any services to its subsidiaries as well as to third parties, including without limitation technical, administrative or professional services; 13.- To provide its own, trained personnel to its subsidiaries who so request the personnel, for the completion of any assigned projects; 14.- To explore, prospect, develop, extract, prepare, elaborate, crush, grind, benefit, refine, melt, convert, industrialize, produce, use and prepare for the market all types of metals, materials and metallic and non-metallic materials and the conversion, treatment, manufacture, industrialization, production, use and preparation for the market of all types of chemical substances and products; 15.- To obtain and transfer any legal title to concessions, permits, authorizations, contracts and rights for the exploration, development and prospecting of mines, mineral easements, metals and non-metals, as well as the operation and development of benefit plants, melting plants, or any other type of site required to process materials; 16.- The exploration, prospecting and development through any legal title of mines, parcels and mineral easements, as well as the acquisition or transfer through any legal title of the rights pertaining to them; 17.- To provide and obtain any type of services such as consulting, supervisory services, administrative or technical services relating to the activities mentioned in the above clauses and in commercial activities involving minerals or chemical products or any other aforementioned activity; 18.- To employ the necessary personnel to obtain the previously mentioned objectives as well as to secure any necessary permits to obtain said objectives; 19.- To generally realize and enter into acts and contracts, lateral, bilateral, parallel, incidental, civil or commercial operations as allowed by law.

THIRD. - The principal office of the Corporation shall be located in the city of Chihuahua, Chihuahua, where all of the regularly scheduled meetings will be held and the Board of Directors will meet, except in cases where meetings must be held elsewhere due to situations where it would be favorable to hold said meetings elsewhere or where, due to circumstances beyond the control of the Corporation, the meetings cannot be held there.

FOURTH. - The period of duration of the Corporation will be seventy-five years from the date of these articles.

FIFTH.- The Company is and will be a Mexican Corporation and, therefore: "Any foreigner, present or future, who acquires shares of any of the Classes of shares, solely by acquiring said shares, is to be considered a Mexican national with respect to such shares, and it is further understood that any such foreigner agrees not to invoke the protection of his or her government with the understanding that to do so is a violation of this agreement and his or her interest or participation in the Corporation will be forfeited in favor of the Mexican Nation."

SIXTH. - The Paid-In Capital shall be variable. The minimum amount of fixed capital without the right of withdrawal is $8,000,000.00 EIGHT MILLION PESOS 00/00 in national currency and shall be represented by 16,000,000 Sixteen Million of either Series "B", "L" or "D" shares, with no par value, completely subscribed to and paid for. The total amount of the variable capital shall not exceed ten times the minimum fixed capital, without the right of withdrawal, and shall be represented by shares whose characteristics shall be determined at the Shareholders Meeting through which their issuance is approved, said shares being nominal shares with no par value. The corporations or companies in which the Corporation is a majority shareholder or partner, shall not invest directly nor indirectly in the Corporation, nor in any other corporation or company in which the Corporation is know to be a shareholder or partner.

EXHIBIT B

BYLAWS OF INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PROMULGATED AFTER THE CHANGES AT THE APRIL 9, 2002 MEETING

FIRST ARTICLE.- The paid variable capital of the Corporation may be increased or decreased by resolution of the Ordinary Stockholders Meeting, and the Minutes of said Meeting must be notarized and registered at the Public Registry of Commerce in the domicile of the Corporation, except in those cases on which the increase or decrease of the capital as a result of the operations of the Company with its own stock in the open market in the terms established in the present bylaws and in the Article 14 bis, Section I of the Stock Market Law or any regulation that could substitute them, and also except in the case of decrease of the capital as consequence of the exercise of the right of withdrawal of the Shareholders of the Company. In the event of an increase of paid capital stock through new contributions, the stockholders shall have preemptive rights to purchase the newly issued shares in proportion to the number of shares which are owned by each stockholder at the time they exercise their option to purchase.

The stockholders must exercise their preemptive rights to purchase the newly issued shares under the terms and conditions established at the Ordinary Stockholders Meeting through which the amount of the increase of capital was established, with the understanding that the term in which to exercise this option will be no less than 15 days and no more than 30 days, commencing from the date of publication of the notice in the Official Newspaper of the State. After the expiration of the term in which the stockholders should exercise their preemptive rights under this Article, if any or all of the stockholders do not exercise their preemptive rights conferred herein, the new or remaining shares shall be offered by the Board of Directors to third parties, with the understanding that said third parties shall have the capacity to subscribe to and acquire the shares, provided the terms and conditions under which the shares shall be offered are not more favorable than the terms and conditions under which the shares were offered to the present stockholders.

If within the next 30 days of the expiration of the term when the stockholders should have exercised their preemptive rights, any shares remain outstanding; these shares shall be deposited in the Treasury of the Corporation.

Notwithstanding the foregoing, during an Extraordinary Stockholders Meeting at which non-subscribed shares are issued, it may be resolved that the preemptive rights set out in this Article and set out in Article 132 of the General Law of Mercantile Corporations may be expressly waived, provided the new shares to be issued shall be offered to the public, and provided said shares are deposited with a Depository Institution and the dispositions of Article 81 of the Stock Market Law are complied with fully.

In accordance with Article 81 of the Stock Market Law, the express waiver of preemptive rights as to the issuance of shares which shall be offered to the public, shall be in full force and apply to those stockholders not present at the Extraordinary Stockholders Meeting, and the Corporation shall be free to place said shares with the public, without making the publication mentioned in the preceding paragraphs of this First Article and as set out in Article 132 of the General Law of Mercantile Corporations, being understood that if a minority of common shares representing at least 25 percent votes against the issuance of the non subscribed shares, said issuance shall not take place.

The notice through which the Extraordinary Stockholders Meeting is called shall state that the Meeting is being called to issue non-subscribed shares to be placed with the public, it shall state that any preemptive rights shall be waived as to those shares, and it will detail the terms set out in the preceding paragraph of this First Article.

Any stockholder who votes against the resolution during the Meeting has the right to demand from the Corporation the placement of his or her shares at the same price as the non-subscribed shares which shall be offered to the public.

The Corporation shall have the obligation to first offer those shares of the dissenting stockholders.

SECOND ARTICLE. - Increases or decreases in Paid-in Capital shall be recorded in a special Stock Registry Book kept for this purpose by the Corporation.

The stockholders have the right to partially or totally withdraw their contributions; however, this right of withdrawal cannot be exercised if the withdrawal causes Paid-In Capital to fall below the minimum allowable amount.

The partial or total redemption of a stockholder's contributions shall be dully notified to the Corporation and shall not be valid until the end of the fiscal year, if the notification is made before the last trimester of said year. If the notification is made after the last trimester of said year, the redemption shall not take place until the end of the following fiscal year.

In the event the Corporation receives requests for redemption which if honored would cause the Paid-In Capital to fall below the minimum allowable amount, the Corporation is obliged to satisfy only those requests that shall not produce said consequence and in the order the requests for redemption are received.

In the event the Corporation simultaneously receives various requests for redemption which would cause Paid-In Capital to fall below the minimum allowable amount, the Corporation shall only redeem those shares which shall not cause the Paid-In Capital to fall below the minimum allowable amount, therefore each stockholder tendering his or her shares for redemption will be reimbursed in proportion to the total number of shares being simultaneously tendered for redemption.

The reimbursement of the stockholder's contributions shall be paid according to the following value, whichever is lower: a) 95 percent of the value of the shares as traded in the stock exchange, obtaining the price as a weighted average of the volume traded during the thirty days prior to the date the redemption is to take effect, during a period that should not be greater than six months, or b) the book value of the shares according to the Balance Sheet for the previous fiscal year during which the redemption shall take place, and as previously approved at the Ordinary Stockholders Meeting.

In the case the number of days that the stock was traded, during the period mentioned in the previous paragraph is under 30, the number of days that the stock was effectively traded will be taken in account. In the event that the stock was not traded in such period, it will be considered the book value of such shares.

The stockholders may demand payment of their redemption the day after the Ordinary Stockholders Meeting, at which the financial statement for the year was approved, is held. The reimbursement shall be made against the delivery and cancellation of the shares.

The Shareholders who control the majority of the Common Stock, or by any other means, have the possibility to make decisions at the General Shareholders Meetings, or to name the majority of the member of the Board, or by any other means, control the Company, must make a public offer to repurchase their shares prior to their cancellation, placing in an instructed fund for a minimum period of 6 months, enough funds to repurchase at the same price of the offer all shares belonging to shareholders that did not subscribe to such offer, this in the event that at the public offer to repurchase the stock previous to their cancellation in the National Registry of Stock in Mexico, the controlling shareholders could not repurchase 100% of the paid capital.

The public offer mentioned in the previous paragraph, will have to be realized at least at the higher price of the trading price on the Stock Exchange as established in the following paragraph, or the price of the book value of the stock reflected in the latest quarterly financial report delivered to the National Banking and Stock Commission and the Stock Exchange, prior to the public offer to repurchase, except when such value has been modified in conformity with the applicable criteria for the determination of relevant information, and in such case, the latest financial information of the Company should be considered.

The value of the trading price on the Stock Exchange should be the weighted average of the volume traded in the previous thirty days of the offering, for a period not grater than six months. In the event the number of days that the stock was traded, during the above-referenced period is less than 30 days, the number of days that the stock was effectively traded will be taken into account. In the event that the stock was not traded in such period, the book value of such shares shall be considered.

The Board of Directors of the Company, in the previous five business days to the beginning of the public offer, will give its opinion respecting the justification of the price of the public offer to repurchase the stock, in which it will consider the interests of the minority shareholders according to the Article 16, paragraph second of the Stock Market Law, and in the event that the opinion of the Audit Committee varies substantially from the opinion issued by the Board of Directors, said opinion shall be made public. In the event that the Board of Directors finds itself in a situation that could present a conflict of interest, the opinion of the Board should be accompanied by the opinion of a independent Expert, selected by the Audit Committee, in which special consideration to the interests of the minority shareholders shall be given.

The Shareholders mentioned in the ninth paragraph of this Article will not be obligated to tender the public offer to repurchase the stock, as long as it is approved by the Holders of at least 95% of the outstanding capital stock of the Company, and as reflected in a resolution adopted in a General Shareholders Meeting, and as long as the total amount of the offering for the outstanding shares among the greater investing public is lower than 300,000 Units of Investment in Mexico. In order to solicit and obtain the cancellation of the shares in the Registry, the instructed fund shall be created as mentioned in paragraph nine of this Article, and notice of the cancellation and of the constitution of the instructed fund shall be given via the Electronic System to Release Information ("SEDI" by it initials in Spanish).

The provisions of this Article shall be applicable, as is the case, to the ordinary certificates of participation on shares or inculcated units, or to the units representing two or more shares of one or more share Series.

Shareholders obligated to make the public offer to repurchase stock, may request to the Stock Commission an authorization, considering the financial situation and perspectives of the Company, to use a different base to determine the price at which the stock should be repurchased, only in the event that the Board of Directors already have presented their opinion, based on the favorable opinion of the Audit Committee, describing the reasons why it is considered just to establish a different price. The previously mentioned opinions shall be accompanied by the opinion of a Independent Expert describing the reason why the proposed price is in accordance with the provisions set out in Article 16 of the Stock Market Law.

Before any person or entity, or one or more persons acting in concert through one or more transactions attempts to acquire, directly or indirectly, 15 percent or more of the common shares of the Corporation, these people or entities must notify the Board of Directors of the Corporation of their intent to undertake such transaction or transactions.

No shares shall be registered in the Register of Nominative Shares which is referred to in the Third Article of these Bylaws where the owner of said shares purchased the shares without complying with the requirements of this Article, therefore the owners of said shares will have no representation at the corresponding Meetings.

THIRD ARTICLE. - The shares of stock shall be divided into three classes:

a) Class "B" shall be comprised of common stock which will represent at least 51 percent of the total shares which make up Paid-In Capital and at all times shall represent 100 percent of the common stock. Class "B" shares shall be free of subscription.

b) Class "D" shall be comprised of preferred limited vote shares, issued pursuant Article 113 of the General Law of Mercantile Corporations, and which in any case will not represent more than 25 percent of the total Paid-In Capital and shall be free of subscription. Class "D" shares will be represented by inculcated units each one representing one Class "D" share and one Class "L" share, up to and until the Class "L" share is not converted into a Class "B" share, as set out under paragraph c) of this Article.

In the event the Corporation were to undergo a division or separation, as set out in the corresponding provisions for divisions, it should be determined that the stockholders who own Class "D" shares will receive shares of the separated Corporations, which would confer upon said stockholders similar rights as they possessed in the Corporation.

c) Class "L" shall be comprised of limited vote shares convertible into Class "B" common shares on the tenth anniversary after the date on which the price at which the dual certificates will be offered to the public is determined, corresponding with the First Phase of the Public Offerings Program approved by the Extraordinary Stockholders Meeting on December 2, 1994, but at no time will the shares represent more than 24.5 percent of the total amount of shares that comprise the Paid-In Capital. The shares will be free of subscription and at all times will be represented by dual certificates each representing one Class "D" share and one Class "L" share, up to and until the Class "L" share is not converted into a Class "B" share.

Class "B" shares, as well as Class "D" and Class "L" shares, may be purchased by Mexicans and by persons or entities and foreign economic units pursuant to the provisions of the Foreign Investment Law.

Any foreigner, present or future, who acquires shares of any of the Classes of shares, solely by acquiring said shares, is formally bound with the Secretary of Foreign Relations to be considered a Mexican national with respect to such shares, whether acquired or held, and is likewise considered a Mexican national as to any assets, rights, interests or participation owned by the Corporation, and any rights and obligations derived from agreements executed between the Corporation and Mexican authorities. It is further understood that any such foreigner agrees not to invoke the protection of his government with the understanding that to do so is a violation of this agreement and his or her interest or participation in the Corporation will be forfeited in favor of the Mexican Nation.

The Corporation may issue non subscribed shares pursuant to Article 81 of the Stock Market Law, said shares corresponding with the capital structure and the different Classes of shares referred to in these Bylaws.

All shares shall confer upon their holder's equal rights and obligations among each respective class.

Each share of stock of each Class shall represent one vote in the General Stockholders Meeting wherein the right to vote has been accorded to said Class; each share shall be undivided and, therefore, when two or more persons are holders of one share, a representative shall be designated by mutual agreement between the holders of the share, and if an agreement cannot be reached, a designation of a representative shall be made by a judicial authority and the shares will comply with the requirements established in Articles 125 and 127 of the General law of Mercantile Corporations, and shall be signed the same as the provisional certificates, by two members of the Board of Directors and will contain the requisite provisions as set forth in the Law of Foreign Investments.

FOURTH ARTICLE. - Ownership of the shares shall be transferable through endorsement of the title or the corresponding title or certificate, or by any other legal means.

The acquisition of shares by foreign investors shall be made as provided for in the Law of Foreign Investments.

The Corporation shall maintain a Stock Registry Book which shall be deposited with the Institute for the Deposit of Securities or by a National Credit Institution at the legal domicile of the Corporation. Said Book shall record the data required under Article 128 of the General Law of Mercantile Corporations. The Corporation shall only recognize as stockholders those who appear as such in said Stock Registry Book, and any transfers of shares shall be recorded in said Book at the request of the interested parties.

The Nominative Stock Registry Book will remain closed for eight working days prior to the date any Stockholders Meeting is to be held, including the day of the meeting. During this period, nothing will be recorded in the Nominative Stock Registry Book.

However, the Board of Directors may order the Stock Registry Book be closed, if the Board deems it necessary, provided that the resolution states as much and that it is published at least ten days prior to the closing of the Book, and furthermore the resolution shall be published at least 15 days prior to the date the Meeting is to be held, as set out in the Seventh Article of these Bylaws.

The Corporation shall only recognize as stockholders those recorded as such in the Stock Registry Book, taking into account the provisions of Article 78 of the Stock Market Law.

Stockholders may request, at their expense, to exchange their temporary certificates or definitive stock certificates for others of different denominations. In the case of loss, robbery or destruction of the temporary certificates or the titles to shares, these shall be replaced at the expense of the requesting stockholder, pursuant to the General Law of Instruments and Credit Operations.

In accordance with the dispositions of Article 14 Bis 3, section I of the Stock Market Law, the Corporation may acquire the shares which represent its Paid-In Capital, through the stock market, at the current market price, and the applicable prohibitions of the first paragraph of Article 134 of the General Law of Mercantile Corporations shall not apply, as long as the acquisition is charged against the cash on hand account if said shares belong to the Corporation, or, on the other hand, against the Paid-In Capital if it is resolved that the shares are to be converted into treasury shares, in which case, a resolution by the Stockholders Meeting is not required.

The Stockholders Meeting shall expressly determine, for each fiscal year, the maximum amount of resources that may be designated for the purchase of the Corporation's own shares, with the only limitation being that the sum of the designated resources may not exceed the total amount of the net profits of the Corporation, including any retained profits. For its part, the Board of Directors must designate the person or persons responsible for the acquisition and placement of its own shares.

Any shares belonging to the Corporation cannot be representative of any Class at the Stockholders Meetings.

Any shares which belong to the Corporation, or, any treasury shares to which this Article applies, regardless of the provisions of the General Law of Mercantile Corporations, may be placed with the investment public, and as to the latter, any increment in the corresponding Paid-In Capital will not require any type of Stockholders Meeting, nor is any agreement by the Board of Directors required regarding their placement.

Under no circumstances may acquisition and placement transactions result in higher percentages than those authorized under the Third Article, paragraphs b) and c) of these Bylaws, in transactions involving shares which are not common shares, nor may the requirements that the shares be registered in the stock market be ignored. Furthermore, at no time may the Corporation acquire its own shares when as a result of said acquisition the fixed portion of the Paid-In Capital would be decreased.

The acquisition and placement of shares pursuant to this paragraph, the reports of these transactions which are to be presented to the General Stockholders Meeting, the disclosure rules for financial information, as well as the terms and conditions under which these transactions are to be reported to the National Banking and Securities Commission, and to the corresponding stock market and public investors, all shall be subject to the general provisions issued by the National Banking and Securities Commission.

As long as the shares are owned by the Corporation, any proprietary rights conferred to the Corporations shall not be exercised, and said shares shall be recorded reflecting the acquisition cost in a special asset account named "Own Shares," and said account shall state separately the losses and profits derived from the subsequent sale in the Stock Market.

The temporary acquisition of the shares, the time period to place the shares anew with the public, or, in the alternative, proceeding to reduce the Paid-In Capital, as well as the terms and conditions under which these transactions are reported to the National Securities Commission, and the corresponding Stock Market and the public investors, shall be subject to the general provisions issued by the National Securities Commission and its publications and any others legal dispositions or their substitutions.

STOCKHOLDERS MEETINGS

FIFTH ARTICLE. - The General Stockholders Meeting, whether Ordinary or Extraordinary, which shall be called and held pursuant to the provisions set out in these Bylaws, is the supreme body of the Corporation; it shall represent the stockholders, including those absent, disabled, or in any other manner subject to interdiction or guardianship; it has the broadest powers to resolve all corporate business, including the power to add to or in any way modify the Articles of Incorporation.

SIXTH ARTICLE. - The General Ordinary Stockholders Meeting shall be held at least once a year within the four months after the closing of each fiscal period, on the date set forth in the notice of the Meeting. Extraordinary Meetings may be held at any time.

SEVENTH ARTICLE. - Notices of General Stockholders Meetings shall be given via publication in the Official Newspaper of the State and/or in one of the newspapers of greater circulation in the city of Chihuahua, said notice must be published at least 15 calendar days prior to the date of the meeting. The notice shall be signed by the person who called the meeting and shall contain the Agenda for the Meeting; in other words, the list of issues which will be addressed at the Meeting. If through the issuance of private notices all the stockholders are present and all the shares issued are represented, publication of the notice shall not be required.

EIGHTH ARTICLE. - Notices of General Stockholders Meeting shall be issued by the Board of Directors or by the Auditors. The stockholders with voting rights, including those with limited or restricted rights, that represent at least ten percent of the Stated Capital, may request that a General Stockholders Meeting be held under the terms set out in Article 184 of the General Law of Mercantile Corporations.

Any stockholder, even if he or she is the holder of only one share, may request a notice for a General Ordinary Stockholders Meeting pursuant to terms and provisions set out by Article 185 of the General Law of Mercantile Corporations in effect at the time. If the Board of Directors or the Auditors refuse to issue the notice for General Meeting requested by the stockholder or stockholders, or does not issue the notice within 15 days from the date of receipt of the request, the procedures set out under Article 184 and 185 of the General Law of Mercantile Corporations will be followed.

The holders of Class "D" and Class "L" shares, with limited vote, can only be included pursuant to article 184 and 185 of the General Law of Mercantile Corporations in those instances in which the issues to be addressed at the Meeting deal with those issues in which their votes are not limited as set out in these Bylaws.

From the moment the notice for the Stockholders Meetings is published, the stockholders should have immediate and free access to the relevant information and documents set out in the Agenda.

NINTH ARTICLE. - At the General Stockholders Meeting, every Class "B" share, without distinction, shall confer one vote; and the voting shall be by ballot unless any of the holders requests a hand vote.

Class "D" and "L" shares shall confer to their holders the right to vote, one vote per share, pursuant to the provisions of Article 113 of the General Law of Mercantile Corporations; that is, when notice is given to the stockholders to inform them as to any of the subjects referred to in Article 182 paragraph I, II, IV, V, VI and VII of the General Law of Mercantile Corporations, the stockholders shall have the rights and privileges conferred in said Article.

Therefore, Class "D" and "L" shares confer to their holders the right to vote one vote per share, when the Extraordinary Stockholders Meeting shall be held to address any of the following issues:

a) Extension of the duration of the Corporation;

b) Premature dissolution of the Corporation;

c) Modification of the purpose of the Corporation;

d) Modification of the nationality of the Corporation;

e) Transformation of the Corporation; and

f) Merger of the Corporation.

The holders of Class "D" and "L"shares, through a resolution which is to be adopted at a Special Meeting of each Class held for this specific purpose, shall have the right to appoint two directors and their respective alternates for each Class, through a favorable vote of the shares of stock representing al least 50 percent of the Class "D" and "L" present at the respective Special Meetings, said resolution must be communicated to the Ordinary Stockholders Meeting pursuant to the terms of the respective Special Meeting.

Furthermore, the holders of the Class "D" and "L" shares shall have the right to vote in a Special Stockholders Meeting with respect to the cancellation of the registration of the Corporation's Class "D" or "L" shares or other securities issued with respect to such securities, before the Securities Section or Special of the National Registry of Securities and Intermediaries and in other national or foreign security institutions in which they are registered, except in the case of quotation systems or others markets not organized as stock markets.

All the stockholders of the Corporation shall have the same proprietary and economic rights, except for those provided in the Thirty-First Article of these Bylaws.

Without limitation to the aforementioned, the holders of Class "D" and "L" shares, or their representatives, may attend the General Stockholders Meetings at which issues will be addressed and which have not been addressed in the preceding paragraphs, even though they have no right to vote as to such issues.

TENTH ARTICLE. - In addition to the issues listed in the Agenda for an Ordinary Stockholders Meeting, those subjects permitted by the Articles of Incorporation and Article 181 of the General Law of Mercantile Corporations currently in effect may also be addressed.

The Annual Ordinary Stockholders Meeting shall address and resolve the presentation of the report referred to in Article 172 of the General Law of Mercantile Corporations for the preceding fiscal year of the Corporation in which the Corporation is the owner of the majority of the shares, when the value of the investment of each one shall exceeds 20 percent of the Stock Capital and the reserves of the Corporation, in accordance with the financial statement of same at the close of the correspondent fiscal year.

The Class "B" shares of the Paid-In Capital shall be the only shares counted to determine a quorum and the votes of an Ordinary Stockholders Meeting.

ELEVENTH ARTICLE. - The Extraordinary Stockholders Meeting shall address the issues set forth in Article 182 of the General Law of Mercantile Corporations and those issues that, under the law, are within its scope. For an Extraordinary Stockholders Meeting to be legally assembled it must have been assembled in accordance with the provisions of the Seventh Article and at least 75 percent of the subscribed Paid-In Capital must be represented and the resolutions to be voted on shall be adopted by the affirmative vote of at least 50 percent of the Paid-In Capital.

To determine a legal quorum and to compute the votes only the representative shares of Class "B" and of Class "D" and "L" with limited voting rights shall be considered, and only for those subjects in which these are permitted to exercise their voting rights.

In order for those resolutions adopted by an Extraordinary Stockholders Meeting, held pursuant to a first or subsequent notices, and held to address issues which the holders of Class "D" and "L" stockholders are permitted to vote, to be validly adopted, it is required, in addition to those requirements established for the validity of the resolutions, that the resolutions shall be approved by the majority of the representative shares of Capital. Likewise, the approval of the Special Stockholders Meeting of Class "D" and Class "L" shares, as the case may be, shall be required, so as to validly adopt the resolutions of the Special Stockholders Meeting relative to the cancellation of the registry of Class "D" or "L" shares, as the case may be, or the representative securities, in the Section of Securities and Special of the National Registry of Securities and Intermediaries or in other national or foreign stock markets in which the shares are registered, except in the case of quotation systems or others markets not organized as stock markets.

Special Meetings shall be called to address issues pertaining to only one Class of shares and said Meetings shall be subject to the provisions applicable to Extraordinary Meetings with respect to each Class except for those Meetings which are held to elect the Directors designated by Class "D" and "L" shares, which shall be subject to the applicable provisions of the General Ordinary Stockholders Meetings.

The Special Stockholders Meeting of the Class "D" and "L" shares which are held to elect the members of the Board of Directors shall be held at least once a year within four months after the closing date of each fiscal period.

TWELFTH ARTICLE.- If a Meeting that has been called is not held on the day it was to be held due to a lack of a quorum, a second notice will be issued with express reference to this circumstance and at the Meeting the issues laid out in the Agenda shall be resolved, regardless of the number of shares; in reference to Ordinary Meetings, and as to Extraordinary Meetings, the decisions will always be adopted by an affirmative vote of the number of shares that represent at least 50 percent of the paid capital stock.

THIRTEENTH ARTICLE. - Before attending a Meeting, and before the time set for the Meeting and generally before a Meeting is to commence, the stockholders shall deposit their shares with the Corporation Secretary or in any Credit institution, and the Secretary will issue to the depository a deposit receipt which will serve as an entry pass to the Meeting. The stockholders, who are not able to deposit their shares on time, may present their original shares at the Meeting and will be allowed to attend the Meeting.

The persons who attend the Meetings as representatives of the stockholders may verify their credentials through a proxy letter formulated by the Corporation, which shall have the following requirements:

a) It must show in a clear manner the Corporation's denomination, as well as the Agenda for the day, without including as general issues the provisions to which Articles 181 one hundred eighty one and 182 one hundred eighty two of the General Law of Mercantile Corporations refer to, and,

b) It must provide a space for the grantor of the proxy power to indicate his or her instructions.

The Corporation will make available the proxy letters to the stock market intermediaries that serve as representatives to the stockholders of the Corporation, for the duration of the time period set out in Article 173 of the General Law of Mercantile Corporations, with the intent that they may provide these to their represented stockholders in a timely manner.

The Secretary of the Board of Directors must observe the provisions of this paragraph and must report the same at the Meeting, which will be represented in the respective record, while none of the members of the Board of Directors nor the Auditors may perform these duties. The shares or share certificates will not be returned until after the Meeting has been conducted and after the entry pass is returned.

FOURTEENTH ARTICLE. - The President of the Board of Directors shall preside over the Stockholders Meeting and, in the President's absence, the person designated by the stockholders present at the Meeting shall preside and the Secretary of the Board shall act as such at the Stockholders Meeting and in his absence, his alternate. The President shall designate two of the stockholders present to act as Tellers and if a legal quorum is constituted, the President shall declare the Meeting legally open and will proceed in accordance with the Agenda. The minutes shall be signed by the persons who act as President and Secretary and by the Statutory Auditor if he is present at the Meeting. An appendix shall assembled, which will include all the documents supporting the legality of the Meeting, and will include the following documents:

a)- An issue of the newspaper in which the notice was published. b)- Attendance list and tally of the stockholders' vote. c)- The executed proxies, a summary signed by the Secretary and Tellers, regarding the proxies of those who acted in the Meeting as representatives of a stockholder, if their power was a general power. d)- A copy of the reports and deeds presented in the Meeting. If for any reason it is not possible to register the Minutes in the corresponding Book, the Minutes shall be elaborated outside of the corresponding Book and notarized before a Notary Public. The Minutes of the Extraordinary Meetings shall be notarized before a Notary Public and registered in the Public Property Registry, Commerce Section.

FIFTEENTH ARTICLE.- A stockholder or group of stockholders holding at least ten percent of the shares with voting rights represented in a Meeting, may request that the voting be postponed with respect to any issue that they feel they do not have sufficient information on, in accordance with the terms and conditions set out in Article 199 of the General Law of Mercantile Corporations.

Likewise, the stockholders holding 15 percent of the shares with voting rights at their respective Meetings, may directly initiate the action of civil responsibility against the administrators, as long as the requirements of Article 163 of the General Law of Mercantile Corporations are complied with. Said action may also be maintained against the Auditors and the members of the Auditors Board, also as long as all legal requirements are complied with.

SIXTEENTH ARTICLE.- The resolutions of the Stockholders Meeting, adopted as provided in these Bylaws, are binding upon all stockholders as set out in the Fifth Article of these Bylaws, vesting in the Board of Directors the authority to enter into contracts, make decrees and gestures and to enter into the necessary contracts to execute any of the resulting accords from the Meeting.

ADMINISTRATION OF THE CORPORATION.

SEVENTEENTH ARTICLE. - The Corporation shall be administered, regulated and represented, with broad powers, except for those reserved for the General Stockholders Meetings and as set out in this document and in accordance with the provisions of the General Law of Mercantile Corporations, by a Board of Directors comprised of a minimum of thirteen members and by a maximum number of members which shall be established by the Stockholders Meeting, but not to exceed 20 proprietary Directors, of which 25 percent shall be independent. To determine the previously mentioned percentage, the Directors named by the Class "L" and "D" shareholders shall be counted, as long as the Directors comply with the requirements for Independent Directors as set out in the General Law of Mercantile Corporations. The Directors shall be the following: a President, a Vice-President, and one Secretary, all of which shall be elected at the Ordinary Shareholders Meeting; proprietary officers and their alternates as needed, in accordance with the provisions of the following article, in order to complete the agreed upon number for the Meeting, whether stockholders of the Corporation or not.

EIGHTEENTH ARTICLE.- The direction and administration of the assets and dealings of the Corporation shall be assigned to a Board of Directors, which shall be comprised by a minimum of at least thirteen proprietary members and their respective alternates, including the Proprietary Directors and their respective alternates as designated in the Class "D" and "L" Special Meetings.

The Alternate Directors for the Independent Directors must have this same characteristic.

The designation of at least thirteen members of the Board of Directors and their respective alternates shall be made at the Ordinary Stockholders Meeting by a 50 percent vote of the stockholders of Class "B" common stock, and including in the designation, the Directors proposed by the Class "L" and Class "D" stockholders.

To the number of Directors designated by the Class "B" stockholders, two additional directors and their respective alternates shall be added as designated by the Class "D" stockholders as well as two additional directors and their respective alternates shall be added as designated by the Class "L" stockholders.

Any Class "B" stockholder or group of stockholders representing at least ten percent of the capital stock, shall have the right to designate one director and that director's alternate. The designation of Directors or Proprietary Directors made by the minority members can only be revoked if the designation of all the other Proprietary Directors are revoked as well.

Each member and alternate of the Board of Directors shall guarantee the performance of their duties in accordance with the Stockholders Meeting. The guarantee shall remain until the persons appointed to replace them assume office and until the Stockholders Meeting approve the reports of the fiscal years in which they performed their duties.

The compensation of the members of the Board of Directors and the Statutory Auditors, shall not have the characteristic of participation in the profits of the Corporation and shall not be conditioned on the availability of participating in the profits of the Corporation, reserving to the Meeting to determine the form and time of payment. The compensation shall be charged to profits and losses of the fiscal year where they performed their duties.

NINETEENTH ARTICLE. - The Board of Directors shall meet whenever necessary and at least once every three months; the board will function validly under a quorum of the majority of its members and its resolutions shall be adopted by the majority vote of those members present at the respective Meeting; in the case of a tie, if a tie vote take place, the President shall cast the deciding vote. For every Meeting minutes of the proceeding shall be prepared, which shall be signed by the President and the Secretary of the Board of Directors or by their alternates, and any others in attendance may sign as well or by those whom the President determines should sign the record.

The President of the Board, at least 25 percent of the Board of Directors or any of the Statutory Auditors of the Corporation, may call a Board Meeting.

TWENTIETH ARTICLE. - During the President's accidental, temporary or permanent absences, the Vice-President will preside, and in the Vice-President's absence, the Statutory Auditors shall serve in their designated order. The alternate Directors, if any, will substitute for the Proprietaries with distinction if their presence is needed to form a quorum for the Board. If the designation of any Director is revoked pursuant to the second paragraph of Article 155 of the General Law of Mercantile Corporations, the Corporate Statutory Auditors shall designate provisional Directors; and this same procedure shall followed when the absence of any Director is caused by death, disability or any other cause.

TWENTY-FIRST ARTICLE.- Each one of the Board Members shall guarantee the performance of their duties through a bond, depositing shares or cash, in the amount of Ps 1.00, with the treasury of the Corporation.

TWENTY-SECOND ARTICLE. - The Board of Directors is the genuine representative body of the Corporation, and as such possesses the following powers: a)- For administrative purposes, any powers which are necessary to conduct all the operations, acts and contracts allowed by law, including obtaining bank and commercial loans, to grant credits and bonds in favor of third parties and to apply for any kind of credit documents under the terms of Article 9 of the General Law of Credit Titles and Operations. b).- For purposes of exercising control and dominion over the real and personal property assets of the Corporation, including its real and personal rights, the Corporation will also have broad powers, including the power to enter into mortgages, enter into trusts and to undertake any legal acts over said property as the title holders. c).- For purposes of representing the Corporation before all type of Judicial authorities an all types of businesses, the Board is given all inherent general powers needed to resolve disputes and collections and is also given all special powers even if they require a special clause under the law, including the power to initiate law suits and inquiries, to initiate immunity or amnesty suits and to defend itself against the same; become bound by arbitrators, absolve positions and re-question the same; enter into accords and transactions and any other power that falls under this concept of representation for resolving disputes and collections. This paragraph, as well as the preceding paragraphs, are governed by Article 2554 of the Civil Code for the Federal District, found in mercantile materials, and identical to Article 2453 of the Civil Code for the State of Chihuahua, whose text states as follows: "In the general provision for disputes and collections, it is enough that it be clearly stated that all general powers are granted and that all special powers which require a special clause in accordance with the law are also granted, and as a result it is understood that all such powers are granted without limitation. In the general provisions for the administration of assets, it shall be sufficient to express that such powers are granted, so that the empowered may exercise all types of administrative powers. In the general mandate to exercise acts of control and dominion, is shall be sufficient to express with the mandate that the empowered shall have all the powers of the owner as to the assets, including making all type of gestures with the goal of defending said assets. When it is desired that the above three powers be limited, the limitations will be set out or the powers will be special powers. The notaries will insert this Article in the records of the powers which are granted." d)- Generally, the power to execute the agreements reached at the General Stockholders Meetings and to undertake such acts and transactions as are deemed necessary to further the Corporation's interests, with the exception of those powers expressly reserved by law and by these Bylaws to the General Meetings. e)- The power to name general and special agents, to name the General Director, Directors, Managers and Sub-Managers, granting them the necessary powers which are deemed appropriate for the most efficient performance of their tasks, including without limitation the power to grant powers and duties to other persons; therefore, all or parts of the powers herein granted may be substituted, while at all times preserving its powers and preserving its ability to revoke any powers granted by the Corporation, either granted directly or granted by any other person; f).- The power to designate delegates within its members to act on its behalf, or to act through its President. g)- The power to determine the manner in which certain votes, corresponding to the shares owned by the Corporation, should be cast at the Regular and Special Stockholders Meetings at which the Corporation is the majority holder of the shares.

In addition to the aforementioned, the Board of Directors shall have the following non-assignable powers:

I.- The power to resolve any issues relating to the temporary acquisition of the Corporation's shares through a charge to the "Reserve for the repurchase of own stock."

II.- The power to resolve any issues relating to the subsequent replacement within the investor public of said shares of the Corporation.

III.- The power to approve the transactions that arise in the due course of business and that are entered into between the Corporation and partners, between the Corporation and the persons who are part of the administration of the Corporation or with whom such persons maintain ties, or, maintain ties through a second degree of consanguinity or affinity, or spouses or mates; the purchase or sale of more than ten percent or more of the capital; the granting of guaranties for an amount greater than thirty five percent of the capital, as well as different transactions from the ones listed above which represent more than one percent of the capital of the Corporation.

IV.- The power to approve the transactions between it's subsidiaries and any related person described in Article 14 Bis 3, paragraph IV, subparagraph d) of the Stock Market Law or in any subsequent amendments, and to create any politic or internal rule, and to make it's subsidiaries to create any policies or internal rules, to provide for the requirement of the opinion of the Audit Committee and the approval of the Board of Directors, in order to realize and complete such transactions.

The members of the Board of Directors shall be responsible for the resolutions which are adopted in furtherance of the issues which are addressed in the preceding paragraph, except as established in Article 159 of the General Law of Mercantile Corporations.

The above paragraphs are subject to the provisions of the Stock Market Law, Circulars issued by the National Securities Commission and any other legal dispositions or their modifications.

TWENTY-THIRD ARTICLE. - Notwithstanding the previous Article, the Board of Directors shall require the prior authorization of the Ordinary Stockholders Meeting in order to approve the acquisition or transfer of shares or to exercise the right of withdrawal under the following circumstances:

a) When the acquisition value of the shares of any other corporation, by means of one or more successive acquisitions, exceeds 20 percent of the net worth capital, according to the last financial statement of the controlling corporation. When the objectives of the controlling corporations are, aside from investment in shares or certificates of participation in other Corporations, to undertake industrial, commercial and services activities, the approval of the Stockholders Meeting shall not be required when shares are acquired of other corporations with similar activities relating to the manufacture, purchase and sale of any kind of tiles for construction; tiles and in general all kind of products manufactured with clay or its derivatives.

b) When the value of selling price of shares of another corporation, by virtue of one or more successive offerings, exceeds 20 percent of the net worth capital, according to the last financial statement of the controlling corporation. When the objectives of the controlling corporations are, aside from investment in shares or certificates of participation in other Corporations, to undertake industrial, commercial and services activities, the prior approval of the Stockholders Meeting shall be required when the offering of the shares shall imply, by virtue of one or more successive offerings, the loss the control of the corporation who issued the shares, which activities are similar to the manufacture, purchase and sale of any kind of tiles for construction; tiles and in general all kind of products manufactured with clay or its derivatives.

c) When the right of withdrawal in a corporation of variable capital represents, by virtue of one or more successive acts, the reimbursement of shares whose value exceeds 20 percent of the net worth capital, according to the last financial statement of the controlling Corporation.

On the other hand, when a transaction involves a controlling corporation whose objectives are, aside from investment in shares or certificates of participation in other Corporations, to undertake industrial, commercial and services activities, the prior approval of the Stockholders Meeting shall be required when the offering of the shares shall imply, by virtue of one or more successive offerings, the loss the control of the corporation who issued the shares, which activities are similar to the manufacture, purchase and sale of any kind of tiles for construction; tiles and in general all kind of products manufactured with clay or its derivatives.

The President of the Board of Directors, assisted by the Secretary, shall preside over the Stockholders Meeting and the Board of Directors Meetings and shall sign, in conjunction with the Secretary, the Minutes and any other certification or written records of the Corporation.

TWENTY-FOURTH ARTICLE. - The Secretary of the Board of Directors shall be the Secretary of the Corporation; the Secretary will be in charge of keeping the minutes of the Board meetings as well as the minutes of the Stockholders Meeting and further will maintain all documents relating to the articles of incorporation and its modifications and additions; the Secretary shall also record the Minutes from the Meetings of the Board and of the Ordinary and Extraordinary Stockholders Meetings as well as keep an attendance list, and shall arrange everything relating to holding the General Meetings.

MANAGEMENT OF THE CORPORATION

TWENTY-FIFTH ARTICLE.- The direct management of the Corporation shall be entrusted to a General Director, one or more Directors, a General Manager and one or more Assistant Managers, who shall hold office for an indefinite term, and shall be appointed, and granted the necessary powers by the Board of Directors or by the President, which designation can be revoked by the Board of Directors when it is considered necessary.

TWENTY-SIXTH ARTICLE. - The Directors and Managers shall guarantee the performance of their duties with a bond or shares of stock or cash for an amount of Ps 1.00, the above mentioned amount shall be deposited in the Corporation cashier. The deposit shall be released when their terms have expired the performance of their duties has been approved.

BALANCE SHEET, PROFITS AND LOSSES

TWENTY-SEVENTH ARTICLE.- The fiscal year of the Corporation shall last 12 months, in accordance with the dates establish by the Ordinary Stockholders Meeting.

TWENTY-EIGHTH ARTICLE.- Upon the termination of each fiscal period, the general balance and financial statements of the Corporate business shall be prepared and submitted for review by the Directors and for approval by the Ordinary Stockholders Meeting.

TWENTY-NINTH ARTICLE.- Upon the termination of each fiscal period, the accounts shall be closed and an inventory shall be prepared as to the corresponding assets, and the general balance and financial statements referred to in the previous Article shall be prepared, and the stockholders shall have the right to examine them ten days prior to the Ordinary Stockholders Meeting, which at said Meeting the corresponding documents shall be approved and to hall reside with the Secretary of the Board of Directors and within reach of as many stockholders as would like to use this power.

THIRTIETH ARTICLE.- The annual net profits, once the respective amortization amounts, depreciation amounts, and charges and penalties have been deducted, shall be distributed as follows:

a) Five percent shall be set aside to create the legal reserve, up to an amount equivalent to 20 percent of the capital stock.

b) An amount determined by the Board of Directors shall be set aside from the net profits shall be set aside for the "Reserve for Repurchase of own stock."

c) The balance shall remain at the disposal of the Stockholders Meeting. When the Stockholders Meeting declares a dividend in accordance with the provisions for payment of dividends set out in the Thirty-First Article of these Bylaws and these are not collected by the stockholders within a period of five years after the publication of the respective notice, the dividends will revert to the Corporation.

THIRTY-FIRST ARTICLE. - If through a resolution of the Stockholders Meeting, the Corporation decrees dividends, these shall be subject to the following rules:

The holders of Class "D" shares shall have the right to payment of dividends as set out in Articles 16 paragraph I, 112 and 117 of the General Law of Mercantile Corporations, under the same terms as the rest of the stockholders of the Corporation, once the minimum dividends are deducted as provided for under the terms of Article 113 of the General Law of Mercantile Corporations, in accordance with the following mechanism:

a) Dividends shall not be assigned to the common stocks before a dividend is declared to Class "D" shares (Minimum Preferred Dividend) of Ps 0.025 per share, equivalent to five percent of the theoretical value of the Class "D" shares ( up to the amount of Ps 0.50). When in a fiscal year the Minimum Preferred Dividend is not declared or an amount inferior to the above mentioned amount is declared, the dividend or the amount not paid shall accrue and shall be paid as set out above in the following fiscal years.

b) Once decreed, the payment referred in paragraph a) above, the General Ordinary Stockholders Meeting may decree the payment of additional dividends, in which case the holders of ordinary shares may receive the same amount received by the stockholders of the preferential shares, with the purpose that once the payment is made, all stockholders shall have received the same amount of dividends.

c) Once the payment of dividends referred to in paragraph a) above is declared, the General Ordinary Stockholders Meeting may decree the payment of additional dividends, in which case the holders of common stocks may receive the same amount that the holders of preferred shares received, having the effect that once the payment has been made, all the shareholders shall have received the same amount of dividends.

THIRTY-SECOND ARTICLE.- In accordance with Article 87 of the General Law of Mercantile Corporations, in the case of losses, at no time can the stockholders be required to cover or contribute toward said losses.

SURVEILLANCE OF THE CORPORATION

THIRTY-THIRD ARTICLE.- The surveillance of the Corporation shall be entrusted to one or more Statutory Auditors and their alternates as determined by the Ordinary Stockholders Meeting.

The Statutory Auditors and their respective alternates may, or may not be, stockholders, but shall be subject to the exceptions set forth under Article 165 of the General Law of Mercantile Corporations; they shall be designated and removed freely by the stockholders at the Ordinary Stockholders Meetings, they may be reelected; they shall hold their posts for a year, but shall validly remain in their posts until their successors are appointed and take charge of their posts; each Statutory Auditor shall guarantee the fulfillment of his or her duties in the same manner as set forth for the Board of Directors and shall receive the compensation established by the Ordinary Stockholders Meeting.

The holders of shares, with or without voting rights, representing at least ten percent of the capital stock, may designate a Statutory Auditor. The designation of such a Statutory Auditor may only be revoked if all the other designations of the remaining Statutory Auditors are also revoked.

The Statutory Auditor or Auditors shall have the powers and responsibilities specified in the General Law of Mercantile Corporations. The temporary or permanent absence of a Statutory Auditor shall be covered by the alternate Statutory Auditor, and in the absence of any of the above-mentioned officials the Board of Directors, within three days from the date of these vacancies, shall call an Ordinary Stockholders Meeting to address the issue of electing new Statutory Auditors and their respective alternates.

The Statutory Auditors shall be called to all the Meetings of those intermediary consulting bodies to which the Board of Directors may have delegated some power, as well as being called to the Meetings of the Board of Directors.

THIRTY-FOURTH ARTICLE .- The Board of Directors shall form an Audit Committee that will be comprised of the number of Directors that the Board deem necessary, of which the President and the majority of the members should be independent and will have at their disposal the presence of the Statutory Auditors, who will attend the Meetings with the right to participate but without any right to vote.

The Audit Committee referred to in the preceding paragraph, shall have, among others, the following functions:

a) It will prepare an annual report as to its activities and present said report to the Board of Directors.

b) It will issue an opinion as to transactions of the Company or any of it's Subsidiaries with insiders as set out in subparagraph d) of paragraph IV of Article 14-Bis-3 of the Stock Market Law, or any subsequent amendments.

c) It will propose the use of independent specialist in those cases in which it judges it necessary, with the objective that they express their opinions as to transactions with insiders as set out in subparagraph d) of paragraph IV of Article 14-Bis-3 of the Stock Market Law.

The Report of the Audit Committee shall be presented to the General Shareholders Meeting.

THIRTY-FIFTH ARTICLE.- The Statutory Auditors, whether or not they are shareholders, in order to perform their duties, must present the same guaranties demanded by these Bylaws of the members of the Board of Directors, guaranties which will remain in effect until the performance of the Statutory Auditors shall be approved expressly or impliedly by the General Stockholders Meeting. The Statutory Auditors shall perform their duties under the terms set forth by the General Law of Mercantile Corporations and shall continue performing said duties even when their term has expired, as long as no new designations have been or the persons designated to take their place have not done so.

DISSOLUTION AND LIQUIDATION OF THE CORPORATION

THIRTY-SIXTH ARTICLE.- The Corporation shall be prematurely dissolved under the circumstances detailed in Article 229 of the General Law of Mercantile Corporations, or, if agreed to by the Stockholders Meeting, by the vote of at least 75 percent of the capital stock of the Corporation. If the Meeting is held pursuant to a second call, the dissolution may be approved by a majority of the votes which represent at least 51 percent of the capital stock of the Corporation.

THIRTY-SEVENTH ARTICLE.- Once the dissolution of the Corporation has been decreed, the General Stockholders Meeting, shall, by a majority of votes, appoint one to three liquidators, and if this is not done, these liquidators will be named by a civil judge in the Corporation's state, after this action is requested, via the appropriate legal form, by any of the stockholders.

THIRTY-EIGHTH ARTICLE.- The liquidators shall liquidate the Corporation, in accordance with the instructions of the Stockholders Meeting, or, if there are no such instructions, according to the following basis: I.- To conclude the operations, if it is possible, in the most convenient manner. II.- To elaborate the financial statements, to collect any credits and accounts payable and payment of debts. III.- To sell the assets, if necessary, to pay the liabilities and to distribute the balance among the stockholders, proportionally according to each stockholder's number of shares, unless the stockholders, through a resolution at the Meeting, resolve that the balance be divided in a different manner. IV.- To distribute the net liquid assets among the stockholders, proportionally according to the number of shares owned by each stockholder.

THIRTY-NINTH ARTICLE . - The liquidator or liquidators shall act according to the guidelines determined by the Stockholders Meeting, or if no such guidelines are set, in accordance with the following provisions and subject to the provisions of the General Law of Mercantile Corporations, the liquidator or liquidators shall:

a) Conclude the operations of the Corporation in a most convenient manner.

b) Pay all the liabilities by disposing of as many of the assets of the Corporation as need be in order to discharge all debts and liabilities.

c) Prepare a Final Liquidation Statement; and

d) Once the Final Liquidation Statement is approved, the net liquid assets shall be distributed as follows:

i) The Class "D" stockholders shall be paid the cumulative Minimum Preferred Dividend, equivalent to five percent over and above the theoretical value of their corresponding shares and which were not covered, as was indicated, prior to the distribution of the distributable residue.

ii) Once the dividend mentioned in paragraph i) above is paid, the holders of shares of Class "D" shares shall be reimbursed for each share an amount equivalent to its theoretical value of Ps 0.50 per share.

iii) Once the payments mentioned in paragraphs i) and ii) above have been made, one payment per share will be made to the holders of Class "B" and Class "L" shares, in an amount equivalent to the payments received by the holders of Class "D" shares, as set out in the previous two paragraphs.

iv) The residue shall be distributed among the stockholder proportionally to the number and value of shares held by each stockholder. In the event of a discrepancy between the liquidators, the Statutory Auditor, shall call a Stockholders Meeting to resolve any discrepancy between the liquidators.

FORTIETH ARTICLE.- The Ordinary and Extraordinary Stockholders Meetings shall be held under the same terms as those of the normal life of the Corporation. The notices for the General Stockholders Meeting, during the liquidation period, shall be issued by the liquidators or by the Statutory Auditors, under the same terms as during normal life of the Corporation through which the Board or the Statutory Auditors could issue said notices.

FORTY-FIRST ARTICLE. - Anything not addressed in these Bylaws will be determined pursuant to the provisions of the General Law of Mercantile Corporations currently in effect.